04054228

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC Ordzhonikidze Ore Mining & Processing Enterprise

*CURRENT ADDRESS 11 Kalinin St.
Ordzhonikidze 53300
Ukraine

PROCESSED
MAR 07 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34664 FISCAL YEAR 12/31/03

- *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☒ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: Wm

DAT : 3/3/05

«Утверждаю»

Председатель Правления
ОАО «ОГОК»
Постоловский В.В.

12g3-2(b)#: 82-34664



# *Годовой отчет*
# *Annual report*
# *2003*

**Открытого Акционерного Общества**
**“Орджоникидзевский горно-обогатительный комбинат”**

**Open Joint Stock Company**
**“Ordzhonikidzevskiy GOK”**

г. Орджоникидзе

## 1. *КРАТКАЯ ИСТОРИЯ ПРЕДПРИЯТИЯ*

Орджоникидзевский горно-обогатительный комбинат разрабатывает западную часть Никопольского марганцевого месторождения. Это одно из наиболее крупных в мире предприятий по добыче и переработке марганцевой руды. Комбинату принадлежит приоритетная роль в условиях освоения технологии открытых горных работ, рекультивации земель и охраны природы.



***В.А. Домгер***

Открытие в 1886 г. промышленного месторождения марганцевой руды стало началом истории развития Орджоникидзевского горно-обогатительного комбината.

Честь открытия Никопольского марганцевого бассейна принадлежит русскому горному инженеру В.А. Домгеру, который в июле 1883 г. обнаружил у берегов реки Соленой, притока реки Базавлук, выходы марганцевой руды на дневную поверхность.

В июле 1885 г. здесь была заложена первая штольня "Надежда", показавшая наличие больших запасов высококачественной марганцевой руды. В декабре 1885 г. начал работать первый рудник "Покровские марганцевые копи", а в 1901 г. добыча марганцевой руды составила 2 млн. пудов.



***Шахта №1 Покровских марганцевых копий Никополь-Мариупольского горного и металлургического общества. 1905 г.***

Большие прибыли, получаемые от продажи никопольской руды, и все увеличивавшийся спрос на нее способствовали интенсивному притоку в этот район русского и иностранного капитала. Значительные средства, затрачиваемые на разведку, привели к открытию новых залежей не только в западной, но и в восточной части бассейна, к активной их эксплуатации.

В начале 1900-х годов добычу марганцевой руды в бассейне вели уже 9 акционерных обществ и частных предпринимателей.

Наибольшего развития в дореволюционные годы бассейн достиг в 1913 г. В период промышленного бума было добыто 252,7 тыс. т руды.

В 1934 г. был создан рудник им. С. Орджоникидзе, а через год введены в действие шахты № 1,2,3,4, обогатительная фабрика и проложена железная дорога к станции Чертомлык. Перед войной рудник добывал 30 % руды всего бассейна.

Сразу после освобождение края от фашистской оккупации – 4 февраля 1944 г. – началось возрождение рудника. В этом же году были восстановлены все шахты и завершено строительство новой шахты, введена в действие обогатительная фабрика. Годовая добыча руды в те годы составляла более 60 тыс. т.



***Роторный экскаватор роторного комплекса ОАО «ОГОК».***

До 1952 г. марганцевая руда добывалась только подземным способом. В 1952 г. впервые в Никопольском бассейне с вводом в строй Богдановского карьера стали применять добычу руды открытым способом.

С 1963 г. на карьерах комбината стали применять вскрышные комплексы непрерывного действия в составе роторных экскаваторов производительностью от 1000 до 5000 м кб/ч, отвалообразователей, транспортно-отвальных мостов, забойных передаточных и отвальных конвейеров производительностью от 1500 до 7500 м кб/ч (в разрыхленной массе).



***Чкаловский карьер № 1 открытого акционерного общества «Орджоникидзевский горно-обогатительный комбинат» . 2003 год.***

В 1964 г. на основе рудника был создан трест «Орджоникидземарганец», который в 1970 г. был переименован в Орджоникидзевский горно-обогатительный комбинат.

В 1995 году предприятие было реорганизовано в открытое акционерное общество «Орджоникидзевский горно-обогатительный комбинат».

24 января 1997 года состоялось первое общее собрание акционеров.

Став открытым акционерным обществом, комбинат приобрел больше самостоятельности в выборе рынков сбыта продукции, в ценовой политике, а также улучшил свою техническую базу за счет инвестиционных средств.

## 2. *МИССИЯ И ЦЕЛИ ПРЕДПРИЯТИЯ*

Миссия ОАО «Орджоникидзевский ГОК» состоит в завоевании лидирующих позиций на украинских и мировых рынках марганецсодержащей продукции, путем увеличения объемов производства и экспорта, поиска новых рынков сбыта.

*Наши цели:*

- Увеличение объемов производства предприятия
- Внедрение новых технологических процессов производства
- Улучшение производственных и финансовых показателей предприятия
- Повышение профессионализма работников
- Удовлетворение социально-экономических запросов трудового коллектива и акционеров предприятия.

## 3. *ОСНОВНЫЕ ВИДЫ ВЫПУСКАЕМОЙ ПРОДУКЦИИ И ИХ ОПИСАНИЕ*

Основными видами продукции и услуг открытого акционерного общества «Орджоникидзевский горно-обогатительный комбинат» является производство марганцевого концентрата и марганцевого агломерата, ремонт промышленного оборудования, устройств и приборов, производство хозяйственно-керамических изделий, облицовочных материалов из природного камня.

Основные виды продукции, выпускаемой ОАО «ОГОК»:

*Окисный марганцевый концентрат, крупность 0-50 мм:*

1 сорт - содержание Mn не менее 43%

1 Б сорт - содержание Mn не менее 41%

2 сорт - содержание Mn не менее 34%

*Карбонатный марганцевый концентрат, крупность 0-50 мм и 0-200 мм:*

1 сорт - содержание Mn не менее 26%

*Агломерат марганцевый:*

Марка АМ-2 - содержание Mn не менее 40%

Кроме марганцевой руды в карьерах комбината попутно добывается суглинок для строительства дамб хвостохранилищ и известняк-ракушечник для производства флюса, который применяется в процессе агломерации и для производства цемента.

## 4. *ПЕРЕЧЕНЬ ДОСТИЖЕНИЙ ПРЕДПРИЯТИЯ*

Сегодня ОАО «ОГОК» - это предприятие с огромным природно-геологическим и техническим потенциалом. В составе комбината работают карьеры, которые обеспечены высокопродуктивным горно-транспортным оборудованием отечественного и импортного производства, позволяя ежегодно вырабатывать до 200 миллионов метров кубических горной массы.

Занимаясь добычей и переработкой марганцевых руд на Украине (Никопольский бассейн) Орджоникидзевский горно-обогатительный комбинат стал крупнейшим в мире предприятием по выпуску марганцевого концентрата и агломерата для ферросплавных и металлургических заводов, которые обеспечивают не только предприятия Украины, но и экспортируют свою продукцию в страны дальнего и ближнего зарубежья.

Динамика производства марганцевого агломерата за период с 2000 г. по 2003 г. показывает, что производство марганцевого агломерата только за последний 2003 г. увеличилось до 359,3 тыс. т. по сравнению с 181,4 тыс. т. в 2002 г., что составило 198%.



350
300
250
200
150
100
50
0
2000
2001
2002
2003


*Динамика производства марганцевого агломерата, тыс. т.*

Следует также отметить повышение качества безсортного концентрата и извлечения марганца из руды.

Чистая прибыль ОАО «ОГОК» за 2003 г. составила 17,4 млн. гривен, что составляет 408,8 % от 4,3 млн. гривен в 2002 г.

## 5. *ОРГАНИЗАЦИОННАЯ СТРУКТУРА*

В действующую структуру открытого акционерного общества «Орджоникидзевский горно-обогатительный комбинат» входят следующие функциональные направления:

- производственное направление;
- направление по коммерции и финансам;
- направление по кадрам, организации работы, заработной платы и работе с акционерами;
- направление снабжения;
- направление бухгалтерского учета и контроля
- направление социальных вопросов.

Производственное направление осуществляет вскрышные и добычные работы, производство основных видов марганцевой продукции, марганцевого концентрата и агломерата, железорудного агломерата, добычу сопутствующих видов продукции. К направлению снабжения относятся цеха, связанные с обеспечением производства товароматериальными ценностями.

Функциональные направления (по коммерции и финансам; по кадрам, организации работы, заработной платы и работе с акционерами; бухгалтерского учета и контроля) осуществляют обеспечение финансовыми, трудовыми и материальными ресурсами производственный процесс, выполняют контрольные управленческие функции, а также занимаются сбытом готовой продукции.

*Организационная структура управления ОАО «ОГОК»*


Председатель правления
Заместитель председателя правления по снабжению и ремонтам
Заместитель председателя правления по социальным вопросам
Заместитель председателя правления по управлению персоналом
Первый заместитель председателя правления - главный инженер
Заместитель председателя правления по научно – технической политике
Заместитель председателя правления по коммерции и финансам
Главный бухгалтер
9 отделов
2 отдела
4 отдела
12 отделов 4 лаборатории
1 отдел
6 отделов
9 отделов и бюро
1 вспомогательный цех
8 вспомогательных цехов
7 карьеров, 3 фабрики, 2 транспортных цеха, 9 вспомогательных цехов
1 вспомогательный цех

Действующая организационная структура управления имеет свои характерные особенности, соответствующие крупным производственным предприятиям. Достоинством такой организационной структуры является наличие линейной зависимости и четкое соответствие распределения ответственности.

## *6. КОЛИЧЕСТВО РАБОТНИКОВ ПРЕДПРИЯТИЯ*

Менеджеры ОАО «ОГОК» составляют 8% общей численности работников. Руководящее звено предприятия – высококвалифицированные специалисты, имеющие высшее образование и значительный опыт работы – 5 - 10 лет.

*Характеристика промышленно-производственного персонала на ОАО «ОГОК» в 2003 г.*

| *Категории работников* | *% от численности* |
|---|---|
| Руководители | 8 |
| Специалисты | 11 |
| Рабочие | 79 |
| Служащие | 2 |

*Численность работников комбината в 2003 г.*

| *Показатель* | *ед. изм.* | *2002 г.* | *2003 г.* |
|---|---|---|---|
| Списочная численность работников | Человек | 7016 | 6914 |
| В том числе работников промышленно-производственного персонала | Человек | 6299 | 6277 |

Уменьшение численности связанно с вопросами оптимизации технологического процесса и организационной структуры, а также с перераспределением численности работников среди цехов комбината.

*Образовательная структура персонала ОАО «ОГОК» за 2002- 2003 г.*

| *Уровень образования* | *% от численности* | |
|---|---|---|
| | *2002 г.* | *2003 г.* |
| Начальное | 0,03 | 0,03 |
| Неполное среднее | 1,47 | 1,3 |
| Среднее | 61,6 | 61,07 |
| Среднее специальное | 22,4 | 22,71 |
| Высшее | 14,5 | 14,92 |

## 7. ОПИСАНИЕ ОРГАНОВ УПРАВЛЕНИЯ ПРЕДПРИЯТИЯ

Органами управления комбината являются общее собрание акционеров, наблюдательный совет и правление Общества.

Высшим органом управления ОАО «ОГОК» является общее собрание акционеров, которое формирует наблюдательный совет, ревизионную комиссию и правление комбината.

Общее собрание проводится в порядке, определенном законодательством Украины, Уставом комбината, Положением "Об общем собрании акционеров". Голосование на общем собрании ведется по принципу: одна акция - один голос.

Наблюдательный совет является органом Общества, который представляет интересы акционеров в период между проведением общих собраний и в пределах своей компетенции контролирует и регулирует деятельность исполнительного органа Общества.

Оперативное управление предприятием осуществляется правлением - исполнительным органом Общества. Председатель правления обеспечивает общее управление производством и экономикой комбината, а его заместители решают конкретные вопросы в соответствии с их функциональными обязанностями с помощью подчиненных им подразделений.

Ревизионная комиссия осуществляет контроль за финансово-хозяйственной деятельностью исполнительного органа Общества.

## 8. *ПЛАНОВАЯ МОЩНОСТЬ И ЗАГРУЗКА*

Орджоникидзевский горно-обогатительный комбинат является ведущим предприятием Украины и бывшего Советского Союза по добыче и переработке марганцевых руд и обеспечивающий сырьем ферросплавные и металлургические заводы. По производству марганцевого агломерата Орджоникидзевский горно-обогатительный комбинат единственный на Украине.

В 90-е годы объем производства товарного марганцевого концентрата по ОГОКу составлял 3800 тыс.т, 47 % объема производства концентрата бывшего Советского Союза и 54 % по Украине. Производство марганцевого агломерата было на уровне 420 тыс.т.

С момента приобретения Украиной независимости, производство продукции ОГОКом было переориентировано исходя из потребности внутреннего рынка и экспорта. В 1995 году предприятием была установлена оптимальная мощность по производству марганцевой продукции:

- марганцевого концентрата 2 000 тыс.т
- марганцевого агломерата 450 тыс.т
- сырой руды 6 000 тыс.т

Загрузка производственных мощностей в каждом конкретном году определяется количеством марганецсодержащего сырья, на который были заключены договора с потребителями.

В 2003 году загрузка производственных мощностей ОАО «ОГОК» составила:

- марганцевого концентрата 1425,2 тыс.т ( 71,3 %)
- марганцевого агломерата 359,3 тыс.т ( 79,8 %)
- сырой руды 3911,0 тыс.т ( 65,2 %)

## 9. *ОСНОВНЫЕ ПРОИЗВОДСТВЕННЫЕ ПОКАЗАТЕЛИ ПРЕДПРИЯТИЯ*

Технологический процесс производства основных видов продукции на комбинате состоит из следующих этапов:

1. Вскрышные работы осуществляется 8 роторными комплексами и 42 шагающими экскаваторами.
2. Добыча сырой руды осуществляется 62 экскаваторами типа «прямая лопата».
3. Обогащение марганцевых руд производится на двух обогатительных фабриках
4. Производство марганцевого агломерата осуществляется на агломерационной фабрике.

*Основные производственные показатели предприятия в натуральном выражении:*

| *Показатели* | *ед. изм.* | *2003г.* |
|---|---|---|
| Марганцевый концентрат, валовый | тыс.т | 1 425,2 |
| в т.ч. высшие сорта | тыс.т | 301,7 |
| бессортный окисный | тыс.т | 1 301,6 |
| карбонатный | тыс.т | 123,6 |
| Марганцевый концентрат, товарный | тыс.т | 908,5 |
| Марганцевый агломерат | тыс.т | 359,3 |
| Добыча марганцевой руды | тыс.т | 3 911,0 |
| Вскрышные работы | тыс.м3 | 62 710 |

## *10. ДОЛЯ ПРЕДПРИЯТИЯ НА УКРАИНСКОМ И МИРОВОМ РЫНКЕ*

Ресурсы марганцевых руд, выявленные в 56 странах мира составляют около 17,3 млрд. тн., в том числе подтвержденные запасы оцениваются в 5,2 млрд. тн.

Запасы Украины сконцентрированы в едином Никопольском марганцеворудном бассейне и составляют 42,3 % общемировых подтвержденных запасов. Орджоникидзевский горно-обогатительный комбинат разрабатывает западную часть этого месторождения и его доля на мировом рынке составляет порядка 7%.

Доля ОАО «ОГОК» на внутреннем рынке марганецсодержащего сырья в 2003 году составляла около 53,7%.

## *11. ОБЪЕМЫ РЕАЛИЗАЦИИ В НАТУРАЛЬНОМ И ДЕНЕЖНОМ ВЫРАЖЕНИИ*

В 2003 году ОАО «ОГОК» реализовал марганцевого концентрата 479,8 тыс. тн. на сумму 77 993,3 тыс. грн., а также марганцевого агломерата 354,3 тыс. тн. на сумму 100 071,1 тыс. грн.

## *12. ПЕРЕЧЕНЬ ОСНОВНЫХ ПОТРЕБИТЕЛЕЙ ПРОДУКЦИИ НА ВНУТРЕННЕМ РЫНКЕ И ИХ ДОЛЯ В ОБЩЕМ ОБЪЕМЕ РЕАЛИЗАЦИИ*

На внутреннем рынке ОАО «ОГОК» производил отгрузку через крупных трейдеров с которыми заключены долгосрочные договора.

Всего на предприятия Украины в 2003 году отгружено 546,8 тыс. тн. марганецсодержащей продукции, что составило 65,6% от общего объема реализации.

Основные потребители на внутреннем рынке следующие:

а) Запорожский завод ферросплавов 383,0 тыс. тн или 45,9% от общего объема реализации;

б) Краматорский металлургический завод 82,4 тыс. тн. или 9,9% от общего объема реализации;

в) Металлургический комбинат «Азовсталь» 56,1 тыс. тн или 6,7% от общего объема реализации;

г) Днепропетровский металлургический завод им. Петровского 16,1 тыс. тн. или 1,9% от общего объема реализации.

## 13. ДОЛЯ ЭКСПОРТА ПРЕДПРИЯТИЯ, ПЕРЕЧЕНЬ СТРАН ПОТРЕБИТЕЛЕЙ И ИХ ДОЛЯ В ОБЩЕМ ОБЪЕМЕ ЭКСПОРТА

На внешний рынок ОАО «ОГОК» также производит отгрузку через трейдеров у которых есть возможность производить отгрузку на экспорт через морские порты.

Всего на экспорт в 2003 году было отгружено 287,2 тыс.тн. марганецсодержащей продукции, что составило 34,4% от общего объема реализации, в том числе:

а) Румыния 262,2 тыс. тн или 91,3% от общего объема экспорта;

б) Словакия 10,7 тыс. тн или 3,7%;

в) Россия 7,6 тыс. тн или 2,6%;

г) Чехия 5,9 тыс. тн или 2,0%.

## 14. КОНТАКТНАЯ ИНФОРМАЦИЯ

*Адрес предприятия:* Украина, 53300, Днепропетровская область, город Орджоникидзе, улица Калинина, дом 11.

*Телефон:* (38 05667) 44688.

*Факс:* (38 05667) 44043.

*E-mail:* common@ordgok.com

Auditing firm
"COWPERWOOD" Ltd
15a Gogolya str.
Dniepropetrovsk, 49044, UKRAINE
tel. (056) 370-19-76, (0562) 47-83-98
fax (0562) 47-16-36
http://www.cowperwood.dnepr.net
E-mail: root@cowperwood.dnepr.net

[redacted]

Товариство з обмеженою відповідальністю
аудиторська фірма "КАУПЕРВУД"
Україна, 49044, м. Дніпропетровськ
вул. Гоголя, 15а, 5 поверх
тел. (056) 370-19-76, (0562) 47-83-98
факс (0562) 47-16-36
http://www.cowperwood.dnepr.net
E-mail: root@cowperwood.dnepr.net



Голові правління
ВАТ "Орджонікідзевський
гірничо-збагачувальний комбінат"
пану Постоловському В.В.

**Аудиторський висновок**
**незалежної аудиторської фірми "КАУПЕРВУД"**
**про достовірність консолідованої фінансової звітності**
**відкритого акціонерного товариства**
**"Орджонікідзевський гірничо-збагачувальний комбінат"**
**та його фінансовий стан на 31.12.2003 р.**

м. Дніпропетровськ 23 лютого 2004 р.

Аудиторська перевірка консолідованої фінансової звітності ВАТ "Орджонікідзевський гірничо-збагачувальний комбінат" (Додатки до аудиторського висновку 1, 2, 3, 4, 5) здійснювалась товариством з обмеженою відповідальністю аудиторською фірмою "КАУПЕРВУД" (свідоцтво про внесення в Реєстр суб'єктів аудиторської діяльності № 0031, видане Рішенням Аудиторської палати України № 98 від 26.01.2001 р.) згідно договору про надання аудиторських послуг № 144 від 15.04.2003 р., укладеному між ТОВ АФ "КАУПЕРВУД" та ВАТ "ОГЗК".

Юридична адреса ТОВ АФ "КАУПЕРВУД": 49044, м. Дніпропетровськ, вул. Гоголя, 15-а; тел./факс: 47-83-98, 370-19-76, 47-16-36.

В проведенні аудиторської перевірки приймали участь: аудитор Галасюк Валерій Вікторович (сертифікат аудитора серії А № 000067, виданий рішенням Аудиторської палати України № 8 от 23.12.1993 р., продовжений рішенням АПУ № 115 від 31.10.2002 р., дійсний до 31.10.2007 р.), аудитор Коновалова Олена Олександрівна (сертифікат аудитора серії А № 002258, виданий рішенням Аудиторської палати України № 10 від 24 травня 1995 р., продовжений рішенням АПУ № 76 від 26.03.1999 р., дійсний до 26.03.2004 р.), аудитор Нікітін Микола Юхимович (сертифікат аудитора серії А № 003547, виданий рішенням Аудиторської палати України № 72 від 03.12.98 р., продовжений рішенням АПУ № 76 від 29.11.2002 р., дійсний до 29.11.2007 р.), аудитор Хвостенко Сергій Григорович (сертифікат аудитора серії А № 004632, виданий рішенням АПУ № 100 від 30.03.2001 р.), бухгалтер-експерт Кірейцев Генадій Леонидович, бухгалтер-експерт Кацай Юрій Васильович.

Перевірка проводилась у м. Орджонікідзе та м. Дніпропетровську з 21 січня 2004 р. по 23 лютого 2004 р.

Аудиторська перевірка була проведена у відповідності з вимогами Рішення Державної комісії з цінних паперів та фондового ринку № 5 від 25.01.2001, Законом України "Про аудиторську діяльність" від 22.04.93 р. № 3125-XII, Стандартами аудиту та етики Міжнародної федерації бухгалтерів, що прийняті в якості Національних стандартів аудиту, Законом України "Про бухгалтерській облік та фінансову звітність в Україні" від 16.07.99 р. № 996-XIV, національними Положеннями (стандартами) бухгалтерського обліку та іншими законодавчими актами.

Нами було проведено аудит фінансової звітності, що приведена у Додатках 1, 2, 3, 4, 5 до аудиторського висновку на стор. 4-28. Відповідальність за підготовку фінансової звітності несе керівництво ВАТ "Орджонікідзевський гірничо-збагачувальний комбінат". Ми несемо відповідальність за формування незалежної думки стосовно фінансової звітності по результатам проведеного нами аудиту.

Перевірка спланована та здійснена нами у відповідності до національних нормативів аудиту таким чином, щоб виявити суттєві помилки та порушення, які можуть вплинути на інформацію, яка міститься у фінансовій звітності. Аудитори перевірили, використовуючи тести, інформацію, яка розкрита у фінансовій звітності. Під час аудиторської перевірки були розглянуті використані підприємством бухгалтерські принципи, реальність існування та правильність оцінки активів, власного капіталу та зобов'язань.

Ми вважаємо, що отримали достатні докази того, що фінансові звіти не містять суттєво недостовірної інформації.

В результаті проведення аудиту встановлено:

Відкрите акціонерне товариство "Орджонікідзевський гірничо-збагачувальний комбінат" (ВАТ "ОГЗК"); код за ЄДРПОУ 00190928; місцезнаходження: 53300, м. Орджонікідзе, вул. Калініна, 11; було зареєстровано рішенням № 00190928 виконкому Орджонікідзевської міської Ради народних депутатів 15 грудня 1995 р.

Основними видами діяльності ВАТ "Орджонікідзевський гірничо-збагачувальний комбінат" є видобуток, збагачення та реалізація марганцевих руд, марганцевого агломерату.

Засновником товариства є Фонд державного майна України, його частка у статутному фонді підприємства на 31.12.2002 р. відсутня.

Станом на 31.12.2003 р. статутний капітал складає 552 100,3 тис. грн. і його розподілено на 2 208 401 200 штук простих іменних акцій номінальною вартістю 0,25 грн. кожна. Статутний капітал протягом звітного періоду було збільшено на 184 100,3 тис. грн. в результаті додаткової емісії акцій. Зміни та доповнення до Статуту ВАТ "ОГЗК" було зареєстровано рішенням виконкому Орджонікідзевської міської Ради 18 квітня 2003 р. Додаткову емісію здійснено шляхом випуску додаткової кількості акцій (736 401 200 шт.) номінальною вартістю 0,25 грн.

Облікова політика ВАТ "Орджонікідзевський гірничо-збагачувальний комбінат" в перевіреному періоді зазнала змін в частині нарахування забезпечень на виплати персоналу. Підприємством використовується План рахунків бухгалтерського обліку активів, капіталу, зобов'язань і господарських операцій підприємств та організацій, затверджений наказом Міністерства фінансів України від 30.11.99 р. № 291.

Відповідно наказу ВАТ "ОГЗК" № 322 від 22.09.2003 р. на підприємстві була проведена інвентаризація майна, дебіторської та кредиторської заборгованостей. Результати інвентаризації відображені адекватно в бухгалтерському обліку ВАТ "ОГЗК".

В зв'язку з тим, що в господарчому суді розглядаються деякі справи, в яких приймає участь підприємство та які станом на 31.12.2003 р. не закінчено, існує вірогідність того, що суми кредиторської заборгованості та власного капіталу, що відображені у фінансовій звітності, можуть зазнати змін.

…ов'язку з тим, що питання обліку державного майна, яке не увійшло в вартість майна акціонерного товариства в процесі приватизації, законодавчо не врегульовано, у балансі ВАТ "ОГЗК" в складі необоротних активів станом на 31.12.2003 р. враховується державне майно на суму 2 000,3 тис. грн. Так як джерело фінансування цих активів відображено у складі власного капіталу підприємства, вартість чистих активів на цю суму станом на 31.12.2003 р. завищена.

За виключенням цих обмежень, на підставі проведених аудиторських процедур, вважаємо за можливе підтвердити, що активи, зобов'язання та власний капітал, які наведені у консолідованій фінансовій звітності, визнані, класифіковані та оцінені у відповідності з П(С)БО; фінансові результати діяльності ВАТ "Орджонікідзевський гірничо-збагачувальний комбінат", які задекларовані у фінансовій звітності, рух грошових коштів є достовірними та відображені у відповідності до вимог П(С)БО; дані форм звітності мають відповідність між собою; фінансова звітність складена відповідно до вимог Закону України "Про бухгалтерський облік та фінансову звітність в Україні" від 16.07.99 р. № 996-XIV та Положень (стандартів) бухгалтерського обліку на основі дійсних облікових даних та достовірно відображає фактичний фінансовий стан ВАТ "Орджонікідзевський гірничо-збагачувальний комбінат" на 31.12.2003 р. за наслідками операцій з 01.01.2003 р. по 31.12.2003 р.

На підставі отриманих облікових даних здійснено аналіз показників фінансового стану ВАТ "Орджонікідзевський гірничо-збагачувальний комбінат".

ВАТ "ОГЗК" платоспроможне, рівень платоспроможності значно зріс за звітний період, про що свідчать значення коефіцієнтів ліквідності. Значення коефіцієнту абсолютної ліквідності протягом звітного періоду зросло з 0 на 01.01.2003 р. до 0,02 на 31.12.2003 р., значення коефіцієнту загальної ліквідності - з 2,83 на 01.01.2003 р. до 10,29 на 31.12.2003 р.

Значення коефіцієнту автономії на початок періоду дорівнювало 0,88, на кінець періоду – 0,91; значення коефіцієнту структури капіталу: на початок періоду – 0,13, на кінець – 0,1 (при нормативному значенні менше 1 та позитивній тенденції до зменшення). Динаміка змін значень коефіцієнтів фінансової стійкості протягом 2003 року свідчить про ріст фінансової стійкості підприємства, що відбувся в наслідок збільшення власного капіталу підприємства завдяки проведенню додаткової емісії акцій.

Надлишок власних обігових коштів для покриття запасів та витрат на 01.01.2003 р. становить 365 706,6 тис. грн., на 31.12.2003 р. – 601 186,3 тис. грн.

Діяльність підприємства протягом періоду, що аналізується, була прибутковою. Сума чистого прибутку за період склала 18 442,7 тис. грн.

В зв'язку з вищенаведеним, загальний фінансовий стан ВАТ "Орджонікідзевський гірничо-збагачувальний комбінат" на 31.12.2003 р. оцінюється нами як абсолютно стійкий.

Генеральний директор В.В. Галасюк

Аудитор
(сертифікат аудитора серії А № 002258) О.О.Коновалова

ТОВ аудиторська фірма «КАУПЕРВУД»
Україна, 49044, м. Дніпропетровськ, вул. Гоголя, 15а, тел./факс: (056) 370-19-76, (0562) 47-16-36
http://www.cowperwood.dnepr.net e-mail: root@cowperwood.dnepr.net

**Додаток 1**
**до аудиторського висновку**

| | | | | КОДИ |
|---|---|---|---|---|
| | Дата (рік, місяць, число) | | | 01 |
| Підприємство: ВАТ "Орджонікідзевський ГЗК" | за ЄДРПОУ | 00190928 | | |
| Територія: Україна | за КОАТУУ | 1212100000 | | |
| Форма власності: колективна | за КФВ | 20 | | |
| Орган державного управління: | за СПОДУ | | | |
| Галузь (вид діяльністі): видобуток марганцевих руд | за ЗКГНГ | | | |
| Одиниця виміру: тис. грн. | за КВЕД | 13.20.2 | | |
| Адреса: 53300, м.Орджонікідзе, вул.Калініна, 11 | Контрольна сума | | | |

Генеральний директор
ТОВ "КАУПЕРВУД" В.В. Галасюк

Аудитор О.О. Коновалова

# БАЛАНС

**на 31.12.2003 р.**

**Форма №1** **Код за ДКУД** **1801001**

| АКТИВ | Код рядка | На початок звітного періоду | На кінець звітного періоду |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| **I. НЕОБОРОТНІ АКТИВИ** | | | |
| Нематеріальні активи: | | | |
| залишкова вартість | 010 | 203,5 | 172,9 |
| первісна вартість | 011 | 361,8 | 376,8 |
| накопичена амортизація | 012 | 158,3 | 203,9 |
| Незавершене будівництво | 020 | 22 419,1 | 13 428,8 |
| Основні засоби: | | | |
| залишкова вартість | 030 | 336 662,4 | 314 476,9 |
| первісна вартість | 031 | 1 211 833,1 | 1 214 862,9 |
| знос | 032 | 875 170,7 | 900 386,0 |
| Довгострокові фінансові інвестиції: | | | |
| які обліковуються за методом участі в капіталі інших підприємств | 040 | - | - |
| інші фінансові інвестиції | 045 | - | - |
| Довгострокова дебіторська заборгованість | 050 | 41 600,0 | - |
| Відстрочені податкові активи | 060 | - | - |
| Гудвіл | 065 | - | - |
| Інші необоротні активи | 070 | - | - |
| **УСЬОГО ЗА РОЗДІЛОМ I** | **080** | **400 885,0** | **328 078,6** |
| **II. ОБОРОТНІ АКТИВИ** | | | |
| Запаси: | | | |
| виробничі запаси | 100 | 22 636,8 | 23 483,9 |
| тварини на вирощуванні та відгодівлі | 110 | 623,1 | 468,0 |
| незавершене виробництво | 120 | 2 157,6 | 7 033,6 |
| готова продукція | 130 | 8 197,1 | 55 096,8 |
| товари | 140 | 35 996,6 | 23 336,6 |
| Векселі одержані | 150 | 16 400,6 | 121 077,9 |
| Дебіторська заборгованість за товари, роботи, послуги: | | | |
| чиста реалізаційна вартість | 160 | 380 041,5 | 301 371,7 |
| первісна вартість | 161 | 430 426,0 | 345 404,5 |
| резерв сумнівних боргів | 162 | 50 384,5 | 44 032,8 |
| Дебіторська заборгованість за розрахунками: | | | |
| з бюджетом | 170 | 43 272,4 | 18 546,7 |
| за виданими авансами | 180 | 182 536,7 | 246 478,4 |
| з нарахованих доходів | 190 | - | - |
| із внутрішніх розрахунків | 200 | - | - |
| Інша поточна дебіторська заборгованість | 210 | 4 232,2 | 4 188,7 |
| Поточні фінансові інвестиції | 220 | - | - |
| Грошові кошти та їх еквіваленти | | | |
| в національній валюті | 230 | 101,2 | 1 821,3 |
| в іноземній валюті | 240 | 52,0 | 37,9 |
| Інші оборотні активи | 250 | 6 426,3 | 7 773,6 |
| **УСЬОГО ЗА РОЗДІЛОМ II** | **260** | **702 674,1** | **810 715,1** |
| **III. ВИТРАТИ МАЙБУТНІХ ПЕРІОДІВ** | **270** | **45,9** | **14,5** |
| **БАЛАНС** | **280** | **1 103 605,0** | **1 138 808,2** |

| ПАСИВ | Код рядка | На початок звітного періоду | На кінець звітного періоду |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| **I. ВЛАСНИЙ КАПІТАЛ** | | | |
| Статутний капітал | 300 | 368 000,0 | 552 100,3 |
| Пайовий капітал | 310 | - | - |
| Додатковий вкладений капітал | 320 | - | - |
| Інший додатковий капітал | 330 | 389 546,0 | 389 484,0 |
| Резервний капітал | 340 | 16 867,0 | 17 079,5 |
| Нерозподілений прибуток (непокритий збиток) | 350 | 61 789,8 | 80 020,0 |
| Неоплачений капітал | 360 | - | - |
| Вилучений капітал | 370 | - | - |
| УСЬОГО ЗА РОЗДІЛОМ I | 380 | 836 202,8 | 1 038 683,8 |
| **II. ЗАБЕЗПЕЧЕННЯ НАСТУПНИХ ВИТРАТ І ПЛАТЕЖІВ** | | | |
| Забезпечення виплат персоналу | 400 | - | 3 533,9 |
| Інші забезпечення | 410 | - | - |
| Цільове фінансування | 420 | - | - |
| УСЬОГО ЗА РОЗДІЛОМ II | 430 | - | 3 533,9 |
| **III. ДОВГОСТРОКОВІ ЗОБОВ'ЯЗАННЯ** | | | |
| Довгострокові кредити банків | 440 | - | - |
| Інші довгострокові фінансові зобов'язання | 450 | - | - |
| Відстрочені податкові зобов'язання | 460 | 18 677,5 | 17 610,7 |
| Інші довгострокові зобов'язання | 470 | - | - |
| УСЬОГО ЗА РОЗДІЛОМ III | 480 | 18 677,5 | 17 610,7 |
| **IV. ПОТОЧНІ ЗОБОВ'ЯЗАННЯ** | | | |
| Короткострокові кредити банків | 500 | 41 600,0 | - |
| Поточна заборгованість за довгостроковими зобов'язаннями | 510 | 4 287,0 | 4 287,0 |
| Векселі видані | 520 | 69 089,3 | 11 010,2 |
| Кредиторська заборгованість за товари, роботи, послуги | 530 | 39 930,3 | 10 258,0 |
| Поточні зобов'язання за розрахунками: | | | |
| з одержаних авансів | 540 | 153,0 | 7 393,1 |
| з бюджетом | 550 | 3 063,9 | 2 212,2 |
| з позабюджетних платежів | 560 | - | - |
| зі страхування | 570 | 1 188,9 | 781,9 |
| з оплати праці | 580 | 3 034,2 | 1 902,6 |
| з учасниками | 590 | - | - |
| із внутрішніх розрахунків | 600 | - | - |
| Інші поточні зобов'язання | 610 | 86 226,9 | 40 941,3 |
| УСЬОГО ЗА РОЗДІЛОМ IV | 620 | 248 573,5 | 78 786,3 |
| V. ДОХОДИ МАЙБУТНІХ ПЕРІОДІВ | 630 | 151,2 | 193,5 |
| БАЛАНС | 640 | 1 103 605,0 | 1 138 808,2 |

Дніпропетровська область м. Орджонікідзе Відкрите акціонерне товариство Орджонікідзевський гірничо-збагачувальний комбінат Свідоцтво № 00190928 * УКРАЇНА *

Керівник ____________________

Головний бухгалтер ____________________

Додаток 2
до аудиторського висновку

| | КОДИ | | |
|---|---|---|---|
| Дата (рік, місяць, число) | | | 01 |
| за ЄДРПОУ | 00190928 | | |
| за КОАТУУ | 1212100000 | | |
| за КФВ | 20 | | |
| за СПОДУ | | | |
| за ЗКГНГ | | | |
| за КВЕД | 13.20.2 | | |
| Контрольна сума | | | |

Підприємство: ВАТ "Орджонікідзевський ГЗК"
Територія: Україна
Форма власності: колективна
Орган державного управління:
Галузь: видобуток марганцевих руд
Одиниця виміру: тис. грн.
Адреса: 53300, м.Орджонікідзе, вул.Калініна, 11

Генеральний директор
ТОВ "КАУПЕРВУД" В.В. Галасюк

Аудитор О.О. Коновалова

# ЗВІТ

## про фінансові результати

## за 2003 р.

Форма №2 Код за ДКУД 1801003

## І. ФІНАНСОВІ РЕЗУЛЬТАТИ

| Стаття | Код рядка | За звітний період | За попередній період |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Доход (виручка) від реалізації продукції (товарів, робіт, послуг) | 010 | 442 546,90 | 654 368,90 |
| Податок на додану вартість | 015 | 36 789,60 | 108 201,10 |
| Акцизний збір | 020 | - | - |
| | 025 | - | - |
| Інші вирахування з доходу | 030 | - | - |
| Чистий доход (виручка) від реалізації продукції (товарів, робіт, послуг) | 035 | 405 757,30 | 546 167,80 |
| Собівартість реалізованої продукції (товарів, робіт, послуг) | 040 | 353 023,30 | 497 294,10 |
| Валовий: | | | |
| прибуток | 050 | 52 734,00 | 48 873,70 |
| збиток | 055 | - | - |
| Інші операційні доходи | 060 | 307 568,40 | 102 828,00 |
| Адміністративні витрати | 070 | 22 419,00 | 17 353,40 |
| Витрати на збут | 080 | 6 387,30 | 4 636,80 |
| Інші операційні витрати | 090 | 299 788,90 | 102 857,50 |
| Фінансові результати від операційної діяльності: | | | |
| прибуток | 100 | 31 707,20 | 26 854,00 |
| збиток | 105 | - | - |
| Доход від участі в капіталі | 110 | - | - |
| Інші фінансові доходи | 120 | - | - |
| Інші доходи | 130 | 1 812,20 | 385,20 |
| Фінансові витрати | 140 | 4 645,20 | 1 902,50 |
| Втрати від участі в капіталі | 150 | - | - |
| Інші витрати | 160 | 11 498,30 | 636,30 |
| Фінансові результати від звичайної діяльності до оподаткування: | | | |
| прибуток | 170 | 17 375,90 | 24 700,40 |
| збиток | 175 | - | - |
| Податок на прибуток від звичайної діяльності | 180 | - | 16 851,10 |
| Доход з податку на прибуток від звичайної діяльності | 185 | 1 066,80 | - |
| Фінансові результати від звичайної діяльності: | | | |
| прибуток | 190 | 18 442,70 | 7 849,30 |
| збиток | 195 | - | - |
| Надзвичайні: | | | |
| доходи | 200 | - | - |
| витрати | 205 | - | 18,00 |
| Податки з надзвичайного прибутку | 210 | - | - |
| Чистий: | | | |
| прибуток | 220 | 18 442,70 | 7 831,30 |
| збиток | 225 | - | - |

ТОВ аудиторська фірма "КАУПЕРВУД"
Україна, 49044, м. Дніпропетровськ, вул. Гоголя, 15а, тел./факс: (056) 370-19-76, (0562) 47-16-36
http://www.cowperwood.dnepr.net e-mail: root@cowperwood.dnepr.net

## II. ЕЛЕМЕНТИ ОПЕРАЦІЙНИХ ВИТРАТ

| Стаття | Код рядка | За звітний період | За попередній період |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Матеріальні затрати | 230 | 100 689,50 | 113 427,20 |
| Витрати на оплату праці | 240 | 58 064,90 | 51 448,20 |
| Відрахування на соціальні заходи | 250 | 21 073,40 | 18 955,30 |
| Амортизація | 260 | 36 189,50 | 29 272,20 |
| Інші операційні витрати | 270 | 17 630,00 | 18 468,40 |
| Разом | 280 | 233 647,30 | 231 571,30 |

## III. РОЗРАХУНОК ПОКАЗНИКІВ ПРИБУТКОВОСТІ АКЦІЙ

| Стаття | Код рядка | За звітний період | За попередній період |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Середньорічна кількість простих акцій | 300 | 1 984 454 534,00 | 1 472 000 000,00 |
| Скоригована середньорічна кількість простих акцій | 310 | 1 984 454 534,00 | 1 472 000 000,00 |
| Чистий прибуток (збиток) на одну просту акцію | 320 | 0,0000929 | 0,0000053 |
| Скоригований чистий прибуток (збиток) на одну просту акцію | 330 | 0,0000929 | 0,0000053 |
| Дивіденди на одну просту акцію | 340 | - | - |

Керівник

Головний бухгалтер

Дніпропетровська область м. Орджонікідзе Відкрите акціонерне товариство Орджонікідзевський гірничо-збагачувальний комбінат Свідоцтво № 00190928 * УКРАЇНА *

Translation from Russian and Ukrainian into English

(signature)________*Approved*
Chairman of the Board of
"Ordzhonikidze Ore Mining and Processing Enterprise" OJSC
V. V. Postolovsky

(Seal of "Ordzhonikidze Ore Mining
and Processing Enterprise" OJSC)

# ANNUAL REPORT
# Year 2003

## Open Joint Stock Company
## "Ordzhonikidzevskiy GOK"
## ("Ordzhonikidze Ore Mining and Processing Enterprise" OJSC)

Town of Ordzhonikidze

## 1. BRIEF HISTORY OF THE ENTERPRISE

Ordzhonikidze Ore Mining and Processing Enterprise is developing the western part of Nikopol manganese deposit. It is one of the largest enterprises engaged in extracting and processing manganese ore in the world. The Plant is given a priority in terms of mastering technologies of open cast mining, land reclamation and protection of nature.

V. A. Domger (photo)

Opening of the industrial manganese ore deposit in 1886 initiated the history of development of Ordzhonikidze Ore Mining and Processing Enterprise.

V. A. Domger, the Russian mining engineer, had the honor to open Nikopol manganese basin, since he discovered daily egress of manganese ore near the banks of Solyonaya river, tributary of Bazavluk, as early as in July 1883.

In July 1885 the first gallery called "Nadezda" ("Hope") featuring large reserves of high-quality manganese ore, was laid here. In December 1885, the first mine called "Pokrovsky Manganese Mines" started working; in 1901 manganese ore output totaled 2 mln. poods (old Russian measure of weight, 1 pood = 16,38 kg).

Mine No.1 of Pokrovsky Manganese Mines working under Nikopol-Mariupol mining and metallurgical society, 1905 (photo)

High profits obtained from selling Nikopol ore, and increasing demand therefor, promoted intensive inflow of Russian and foreign capital into this region. Considerable funds spent for exploration led to discovering new deposits both in the western and eastern parts of the basin, and their active operation.

In the early 1990s, extraction of manganese ore in the basin was conducted by 9 joint-stock companies and private owners.

The year 1913 evidenced the most active development of the basin in pre-revolutionary years. Within the period of industrial boom 252,7 ths. tons of ore were mined.

In 1934 the mine named after S. Ordzhonikidze was put into operation; in one year mines No. 1,2,3,4 and ore processing plant started their operations, and railway to Chertomlyk station was built. Before the war, the mine accounted for 30% of ore output of the basin as a whole.

Just after the liberation of the region from fascist occupation (on February 1944) the mine revival started. The same year all the other mines were restored, and new mine construction completed; processing plant was put into operation as well. Annual ore output then totaled over 60 thousand tons.

Rotary excavator of rotor unit at Ordzhonikidze Ore Mining and Processing Enterprise (photo)

Up to 1952 manganese ore was extracted using underground method only. In 1952 the Nikopol basin pioneered open-cast method, putting Bogdanovsky open-cut mine into service.

Since 1963, the enterprise's mines started using stripping equipment of continuous operation, namely, rotary excavators with output from 1000 to 5000 cub.m/hour, spreaders, conveyor bridges, long wall transfer and stacking conveyors, featuring productivity from 1500 to 7500 cub.m /hour (in loose weight).

Chkalov mine No.1 of the Open joint-stock company Ordzhonikidze Ore Mining and Processing Enterprise, 2003 (photo)

In 1964, "Ordzhonikidzemarganets" trust was founded on the basis of the mine; in 1970 the trust was renamed into Ordzhonikidze Ore Mining and Processing Enterprise.

In 1995 the enterprise was reorganized into Open joint-stock company Ordzhonikidze Ore Mining and Processing Enterprise.

On January 24, 1997 the first general meeting of shareholders was held.

As the open joint-stock company, the enterprise enjoyed more independence in choosing sales markets, in establishing price policy, and improved its technical facilities at the expense of investment resources.

**2. MISSION AND OBJECTIVES OF THE ENTERPRISE**

Mission of "Ordzhonikidzevskiy GOK" OJSC consists in gaining the leading positions in Ukrainian and world markets of manganese-containing products, through increasing output and export figures, and searching for new sales markets.

*Our objectives:*

- Increase of the enterprise's output;
- Introduction of new manufacturing methods and production processes;
- Improvement of production and financial indices of the enterprise;
- Raising the level of workers' skill;

• Meeting of social and economic demands of labor collective and shareholders of the enterprise.

## 3. MAIN KINDS OF PRODUCTS; THEIR DESCRIPTION

Main kinds of products and services of the open joint-stock company "Ordzhonikidze Ore Mining and Processing Enterprise" cover production of manganese concentrate and manganese agglomerate, repair of industrial equipment, devices and instruments, manufacturing of household goods, ceramics, and facing materials of natural stone.

Below listed is the main output of "Ordzhonikidze Ore Mining and Processing Enterprise" OJSC:

*Oxide manganese concentrate, featuring size of 0-50 mm:*

1 grade – Mn content not less than 43 %

1 Б grade – Mn content not less than 41 %

2 grade – Mn content not less than 34 %

*Carbonate manganese concentrate, featuring size of 0-50 mm and 0-200 mm:*

1 grade – Mn content not less than 26 %

*Manganese agglomerate*

AM-2 grade – Mn content not less than 40%

Besides manganese ore, loam for constructing dams of tailing pits and shell rock limestone for producing flux used in agglomeration process and cement production, are simultaneously extracted in the mines of the enterprise.

## 4. LIST OF ACHIEVEMENTS OF THE ENTERPRISE

Now "Ordzhonikidzevskiy GOK" OJSC is an enterprise with huge natural-and-geological and technical potential. The enterprise operates mines provided with highly efficient mining and transporting equipment of domestic and imported origin, allowing to produce nearly 200 million cubic meters of rock per year.

Being engaged in extraction and processing of manganese ores in Ukraine (Nikopol basin), Ordzhonikidze Ore Mining and Processing Enterprise became the largest enterprise in the world on output of manganese concentrate and agglomerate for ferroalloy and metallurgical plants which provide for supply to Ukrainian enterprises and export their goods to CIS and foreign countries.

Dynamics of manganese agglomerate production for the period since 2000 to 2003 shows that manganese agglomerate production for the year 2003 only featured increase up to 359,3 ths. tons as compared with 181,4 ths. tons in 2002, making, namely, 198%.

Dynamics of manganese agglomerate production, ths. tons

It should be also noted, that off-grade concentrate quality and degree of manganese extraction from ore increased too.

Net profit of "Ordzhonikidzevskiy GOK" OJSC totaled UA 17,4 mln., making 408,8 % as compared with UAH 4,3 mln. in 2002.

## 5. ORGANIZATIONAL STRUCTURE

Existing structure of Ordzhonikidze Ore Mining and Processing Enterprise Open Joint-Stock Company includes the following functional directions:

- production direction;
- commercial and financial direction;
- direction on personnel, organizational management, wages and work with shareholders;
- logistics;
- book-keeping and control direction;
- social matters' direction.

Production unit is engaged in overburden and mining operations, production of main kinds of manganese output, manganese concentrate and agglomerate, iron ore agglomerate, extraction of accompanying products. This direction includes shops connected with provision of production facilities with inventory holdings.

Functional directions (on commerce and finances, on personnel, organizational management, wages and work with shareholders; book-keeping and control) are engaged in provision of financial resources, workforce and materials for production process; they are carrying out control and management functions, and sales of finished products.

*Organizational chart of "Ordzhonikidzevskiy GOK" OJSC*


Chairman of the Board
Deputy Chairman of the Board on logistics and repairs
Deputy Chairman of the Board on social matters
Deputy Chairman of the Board on personnel manage-ment
Fist Deputy Chairman of the Board – Chief Engineer
Deputy Chairman of the Board on Scientific and Technical Policy
Deputy Chairman of the Board on commerce and finance
Chief Accoun-tant
9 depart-ments
2 depart-ments
4 depart-ments
12 depart-ments, 4 laboratories
1 depart-ment
6 depart-ments
9 depart-ments and bureaus
1 service shop
8 service shops
7 mines, 3 factories, 2 transport shops, 9 service shops
1 service shop

Existing organizational pattern of management has its distinctive features, corresponding to large production enterprises. Benefit of this organizational structure is availability of linear dependence and strict distribution of responsibility.

## 6. PERSONNEL OF THE ENTERPRISE

Managers of Ordzhonikidze Ore Mining and Processing Enterprise Open Joint-Stock Company make up 8% of total number of workers. Management body of the enterprise is represented by highly skilled experts graduated from institutes of higher education and having large operational experience (5-10 years).

*Characteristics of industrial and production personnel at Ordzhonikidze Ore Mining and Processing Enterprise OJSC, 2003*

| ***Category of workers*** | ***% of total number*** |
|---|---|
| Managers | 8 |
| Experts | 11 |
| Workers | 79 |
| Office employees | 2 |

*Number of employees of the enterprise in 2003*

| ***Index*** | ***Unit of meas.*** | ***2002*** | ***2003*** |
|---|---|---|---|
| Employees on payroll | Persons | 7016 | 6914 |
| Including industrial and production personnel | Persons | 6299 | 6277 |

Decrease in number is connected with the matters of optimization of technological process and organizational structure, and with redistribution of workers among the shops within the enterprise.

*Educational structure of staff at Ordzhonikidze Ore Mining and Processing Enterprise OJSC, 2002-2003*

| ***Education level*** | ***% of total number*** | |
|---|---|---|
| | ***2002*** | ***2003*** |
| Primary education | 0,03 | 0,03 |
| Incomplete secondary education | 1,47 | 1,3 |
| Secondary education | 61,6 | 61,07 |
| Secondary special education | 22,4 | 22,71 |
| Higher education | 14,5 | 14,92 |

## 7. DESCRIPTION OF MANAGEMENT BODIES

Management bodies at the enterprise are general meeting of shareholders, supervisory council and board of the Company.

Supreme organ regulating activity of "Ordzhonikidzevskiy GOK" OJSC is general meeting of shareholders, which forms supervisory council, auditing committee, and board of the enterprise.

General meeting is held in the order defined by the Ukrainian legislation, Statute of the enterprise, Regulations titled "On General Meeting of Shareholders". Voting at the general meeting is carried out according to the principle: one share – one vote.

Supervisory council is the organ representing shareholders' interests in the period between general meetings and controlling activity of the executive organ of the Company within its competence.

Operative management of the enterprise is carried out by the Board, the executive organ of the Company. Chairman of the Board ensures general management of production and economy at the plant, and his deputies make specific decisions in accordance with their functional responsibilities with the help of subordinate departments.

Auditing committee is responsible for control over financial and economic activity of the executive organ of the Company.

## 8. SCHEDULED CAPACITY AND LOAD

Ordzhonikidze Ore Mining and Processing Enterprise is the leading enterprise in Ukraine and former USSR on extracting and processing manganese ores and providing ferroalloy and metallurgical plants with raw materials. As to production of manganese agglomerate, Ordzhonikidze Ore Mining and Processing Enterprise is the unique enterprise in Ukraine.

In nineties, output of marketable manganese concentrate at Ordzhonikidzevskiy GOK totaled 3800 ths. tons, thus making 47% of concentrate output in the former USSR and 54% in Ukraine. Manganese agglomerate production amounted to 420 ths. tons.

Since the date of declaring Ukraine an independent state, production at Ordzhonikidzevskiy GOK was reoriented starting from the demand of home market and export. In 1995, the enterprise established optimal capacity on manufacturing manganese products:

- manganese concentrate 2 000 ths. tons
- manganese agglomerate 450 ths. tons
- crude ore 6 000 ths. tons

Loading of production facilities in each specific year is determined by quantity of manganese-containing raw materials, for which agreements with customers were signed.

In 2003, loading of production facilities at Ordzhonikidzevskiy GOK totaled:

- manganese concentrate 1425,2 ths. tons (71,3 %)
- manganese agglomerate 359,3 ths. tons (79,8 %)
- crude ore 3911,0 ths. tons (65,2 %)

## 9. MAIN PRODUCTION INDICES OF THE ENTERPRISE

Technological process at the enterprise at to main products consists of the following stages:

1. Overburden operations are executed by 8 rotary excavators and 42 walking excavators.
2. Crude ore is mined by 62 excavators of "straight shovel" type.
3. Concentration of manganese ores is performed at two processing plants.
4. Manganese agglomerate is produced at the agglomeration plant.

*Main production indices of the enterprise in natural terms:*

| *Indices* | *Unit of meas.* | *2003* |
|---|---|---|
| Gross manganese concentrate | Ths. tons | 1 425,2 |
| Including high grades | Ths. tons | 301,7 |
| Off-grade oxide concentrate | Ths. tons | 1 301,6 |
| Carbonate concentrate | Ths. tons | 123,6 |
| Marketable manganese concentrate | Ths. tons | 908,5 |
| Manganese agglomerate | Ths. tons | 359,3 |
| Extraction of manganese ore | Ths. tons | 3 911,0 |
| Overburden operation | Ths. m3 | 62 710 |

## 10. SHARE OF THE ENTERPRISE IN UKRAINIAN AND WORLD MARKET

Resources of manganese ores, discovered in 56 countries of the world, make up 17,3 bln. tons, including confirmed resources estimated in 5,2 bln. tons.

Resources of Ukraine are concentrated in a single Nikopol manganese ore basin, comprising 42,3 % of confirmed global resources. Ordzhonikidze Ore Mining and Processing Enterprise is developing the western part of this deposit, and its share in the world market makes 7%.

Share of Ordzhonikidzevskiy GOK in domestic market of manganese-containing raw materials in 2003 amounted 53,7%.

## 11. SALES VOLUMES IN NATURAL AND MONEY TERMS

In 2003 Ordzhonikidzevskiy GOK sold 479, 8 ths. tons of manganese concentrate to the amount of UAH 77 993,3 ths., as well as 354,3 ths. tons of manganese agglomerate, accordingly, to the amount of UAH 100 071,1 ths.

## 12. MAIN CUSTOMERS IN DOMESTIC MARKET AND THEIR SHARE IN TOTAL SALES VOLUME

In domestic market, Ordzhonikidzevskiy GOK performed deliveries through large traders with which long-term agreements were signed.

Totally, in 2003 the Ukrainian enterprises received 546,8 ths. tons of manganese-containing products, making 65,6% of total sales volume.

Below listed are main customers in domestic market:

a) Zaporozhsky Ferroalloy Plant – 383,0 ths. tons or 45,9% of total sales volume;
b) Kramatorsky Metallurgical Plant – 82,4 ths. tons or 9,9% of total sales volume;
c) Azovstal' Metallurgical Plant – 56,1 ths. tons or 6,7% of total sales volume;
d) Dnipropetrovs'k Metallurgical Plant named after Petrovsky – 16,1 ths. tons or 1,9% of total sales volume.

## 13. EXPORT SHARE OF THE ENTERPRISE, LIST OF CUSTOMER COUNTRIES AND THEIR SHARE IN TOTAL EXPORTS

Ordzhonikidzevskiy GOK also performs deliveries to the foreign market, using services of traders, which have due facilities for exporting through seaports.

Total exports of manganese-containing products in 2003 comprised 287,2 ths. tons, making 34,4% of total sales volume, including:

a) Romania – 262,2 ths. tons or 91,3 % of total exports;
b) Slovakia – 10,7 ths. tons or 3,7 %;
c) Russia – 7,6 ths. tons or 2,6 %;
d) Czechia – 5,9 ths. tons or 2,0 %.

## 14. CONTACT DETAILS

*Enterprise's address*: 11 Kalinin St., town of Ordzhonikidze, Dnipropetrovs'k region, 53300, Ukraine.

*Telephone*: (38 05667) 44688

*Fax*: (38 05667) 44043

*E-mail*: common@ordgok.com

Auditing firm
**"COWPERWOOD" Ltd.**
15a Gogolya Str.
Dnipropetrovs'k, 49044, UKRAINE
Tel.: (056) 370-19-76; (0562) 47-83-98
Fax: (0562) 47-16-36
http://www.cowperwood.dnepr.net
E-mail: root@cowperwood.dnepr.net

---

To the attention of:
Chairman of the Board of
Ordzhonikidze Ore Mining and Processing
Enterprise OJSC
Mr. V. V. Postolovsky

# AUDIT REPORT
## of the Independent Auditing Firm "Cowperwood" about Validity of Consolidated Financial Statements of Open Joint-Stock Company "Ordzhonikidze Ore Mining and Processing Enterprise" and its Financial Condition as of December 31, 2003

city of Dnipropetrovs'k February 23, 2004

Audit of consolidated financial statements of the Open Joint-Stock Company "Ordzhonikidze Ore Mining and Processing Enterprise" (Appendices 1, 2, 3, 4, 5 to the Audit Report) has been performed by the "COWPERWOOD" Auditing Firm with Limited Liability (Certificate of Registration as the auditing activity subject No. 0031 issued by the decision of the Chamber of Auditing of Ukraine № 98 dated January 26, 2001), in accordance with the agreement on rendering audit services between "COWPERWOOD" AF LLC and OJSC "OGZK" dated 15.04.2003, No. 144.

Legal address of "COWPERWOOD" AF LLC is: 15-a Gogolya St., Dnipropetrovs'k, 49044, tel./fax: 47-83-98, 370-19-76, 47-16-36.

The following persons participated in audit: the auditor Galasiuk Valery Victorovych (auditor's certificate of series A No.000067, issued by the decision of the Chamber of Auditing of Ukraine dated December 23, 1993, No.8, and prolonged by the decision of the Chamber of Auditing of Ukraine dated October 31, 2002, No.115, valid till October 31, 2007), the auditor Konovalova Olena Olexandrivna (auditor's certificate of series A No.002258, issued by the decision of the Chamber of Auditing of Ukraine dated May 24, 1995, No.10, and prolonged by the decision of the Chamber of Auditing of Ukraine dated March 26, 1999, No.76, valid till March 26, 2004), the auditor Nikitin Mykola Yukhymovych (auditor's certificate of series A No.003547, issued by the decision of the Chamber of Auditing of Ukraine dated December 03, 1998, No.72, and prolonged by the decision of the Chamber of Auditing of Ukraine dated November 29, 2002, No.76, valid till November 29, 2007), the auditor Khvostenko Sergiy Grygorovych (auditor's certificate of series A No.004632, issued by the decision of the Chamber of Auditing of Ukraine dated March 30,

2001, No.100), expert accountant Kireytsev Genadiy Leonydovych, expert accountant Katsay Yuriy Vasylyovych.

Audit was performed in the town of Ordzhonikidze and in the city of Dnipropetrovs'k from January 21, 2004, till February 23, 2004.

The audit has been conducted in accordance with the requirements of the Resolution of the State Committee for Securities and Stock Market No. 5 of January 25, 2001, the Law of Ukraine "On Audit" No. 3125-XII of April 22, 1993, and the Standards of audit and ethics of the International Accountant Federation accepted as the national audit standards; and the Law of Ukraine "On Business Accounting and Financial Statements in Ukraine" No. 996-XIV of July 16, 1999, as well as the national Regulations (Standards) of Accounting and other legislative acts.

We audited financial statements given in the Appendices 1, 2, 3, 4, 5 to this Audit Report on p 4-28. Management of Ordzhonikidze Ore Mining and Processing Enterprise OJSC is responsible for delivering financial statements. Our obligations include drawing an independent conclusion as to financial statements by the audit results.

Audit has been planned and conducted by us in compliance with the national audit standards, in order to reveal essential distortions and errors, which may affect the information contained in the financial statements. Auditors have performed spot checks and verified information disclosed in the financial statements. Accounting principles used by the enterprise, as well as reality of assets existence and correctness of assets', equity and liabilities' evaluation have been examined in the course of audit.

We considered that we obtained sufficient evidence as to absence of essentially invalid information in the financial statements.

As a result of audit, it was established that:

Open joint-stock company "Ordzhonikidze Ore Mining and Processing Enterprise" (OJSC "OGZK"); EDRPOU code: 00190928; location: 11 Kalinin St., Ordzhonikidze, 53300; was registered by the decision No. 00190928 of the Executive Committee of Ordzhonikidze Municipal Council of People's Deputies on December 15, 1995.

The main kinds of activity of Ordzhonikidze Ore Mining and Processing Enterprise OJSC are extracting, dressing, and selling manganese ores, and manganese agglomerate.

Founder of the Company is the Ukrainian State Property Fund; its share in the Authorized Capital of the enterprise as of December 31, 2002 is not available.

As of December 31, 2003, the Authorized Capital of the company makes up UAH 552 100,3 ths., and it is divided into 2 208 401 200 ordinary registered shares of UAH 0,25 par value each. Within the reporting period, the Authorized Capital was increased by UAH 184 100,3 ths., as a result of additional issue of shares. Amendments and additions to Statute of OJSC "OGZK" were registered by the decision of the Executive Committee of Ordzhonikidze Municipal Council on April 18, 2003. Additional issue was effected by means of issuing additional quantity of shares (736 401 200 units) of UAH 0,25 par value each.

Accounting policy at Ordzhonikidze Ore Mining and Processing Enterprise OJSC in the period under consideration has undergone changes as regards calculation of cover funds intended for wages. The enterprise uses a Plan of accounts for business accounting of assets, capital, liabilities and economic operations of enterprises and organizations approved by the order No. 291 of the Ministry of Finances of Ukraine as of November 30, 1999.

In accordance with the order of OJSC "OGZK" No.322 of September 22, 2003, the enterprise carried out stocktaking of property, accounts receivable and accounts payable. Stocktaking results are adequately reflected in the accounting documents of OJSC "OGZK".

Because of the fact that there are cases, which are now considered at the economic court, with the participation of the enterprise, and as of December 31, 2003 these cases are not completed yet, amounts of equity and accounts payable reflected in the financial statements can probably be changed.

Since the matters of accounting state property not included into the value of property of joint-stock company in the process of privatization, are not regulated by the law, balance-sheet of OJSC "OGZK", namely, non-circulating assets, as of December 31, 2003, take into consideration state property amounting to UAH 2 000,3 ths. As the source of financing these assets is disclosed in the structure of the enterprise's equity, value of net assets to this amount is overstated, as of December 31, 2003.

With the exception of these limitations, as based on the audit procedures thus conducted, we can confirm that assets, liabilities and equity disclosed in the consolidated financial statements are acknowledged, classified and evaluated in accordance with the Regulations (Standards) of Accounting (RSA); financial results of activity of Ordzhonikidze Ore Mining and Processing Enterprise OJSC declared in the financial statements, and cash flow are valid and reflected in accordance with the RSA requirements; information blocks included into reporting forms are in full correspondence with each other; financial statements are drawn up in compliance with the requirements of the Law of Ukraine "On Business Accounting and Financial Statements in Ukraine" No. 996-XIV of July 16, 1999, as well as the Regulations (Standards) of Accounting, on the basis of authentic accounting data, and validly reflect the actual financial condition of Ordzhonikidze Ore Mining and Processing Enterprise OJSC as of December 31, 2003, by results of operations from January 01, 2003 till December 31, 2003.

On the basis of accounting data obtained, analysis of financial indices of Ordzhonikidze Ore Mining and Processing Enterprise OJSC was carried out.

OJSC "OGZK" is a solvent enterprise; solvency level increased considerably during the reporting period, which fact is proved by values of liquidity ratios. Absolute liquidity ratio within the reporting period increased from 0 (as of January 01, 2003) to 0,02 as of December 31, 2003; overall liquidity ratio grew from 2,83 (as of January 01, 2003) to 10,29 as of December 31, 2003.

Value of autonomy ratio at the beginning of the period was equal to 0,88; at the end of the period it amounted to 0,91; figures for capital structure ratio were, accordingly, 0,13 and 0,1 (at normative value being less than 1, and positive tendency to decrease). Dynamics of changes in financial stability ratios during the year 2003 proves growth of financial stability of the enterprise, due to increase in equity after additional issue of shares.

Excess of own circulating assets to cover reserves and costs is UAH 365 706,6 ths., as of January 01, 2003, and UAH 601 186,3 ths. as of December 31, 2003.

Activity of the enterprise within the period analyzed is considered profitable. Amount of net profit for the period was equal to UAH 18 442,7 ths.

In connection with above-mentioned facts, we consider general financial condition of Ordzhonikidze Ore Mining and Processing Enterprise OJSC as of December 31, 2003 absolutely stable one.

| | | |
|---|---|---|
| General Director | *(signature)* | V. V. Galasiuk |
| Auditor<br>(auditor's certificate<br>of series A No.002258) | *(signature)* | O. O. Konovalova |

(Seal of "COWPERWOOD" Ltd.)

*Appendix 1 to Audit report*

| | | CODES |
|---|---|---|
| | | 01 |
| | Date /year, month, date/ | |
| Enterprise : Ordzhonikidze Ore Mining and Processing Enterprise OJSC | by EDRPOU | 00190928 |
| Territory : town of Ordzhonikidze | by KOATUU | 1212100000 |
| Property category: collective property | by KFV | 20 |
| State management body | by SPODU | 7034 |
| Branch: mineral resource industry | by ZKGNG | 12112 |
| Kind of economic activity: industrial activity | by KVED | 13.20.2 |
| Measurement unit: thous UAH | Check sum | |

Address: 11 Kalinin St.

General Director *(signature)* V. V. Galasiuk

Auditor *(signature)* O. O. Konovalova

(Seal of "COWPERWOOD" Ltd.)

# BALANCE SHEET
as of December 31, 2003

Form No. 1 Code by DKUD 1801001

| ASSETS | Code of line | As of the beginning of reporting period | As of the end of reporting period |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| **I. Non-circulating assets** | | | |
| Intangible assets: | | | |
| Residual cost | 010 | 203.5 | 172.9 |
| Initial cost | 011 | 361.8 | 376.8 |
| Wear and tear, accumulated | 012 | 158.3 | 203.9 |
| Construction in progress | 020 | 22 419.1 | 13 428.8 |
| Fixed assets: | | | |
| Residual cost | 030 | 336 662.4 | 314 476.9 |
| Initial cost | 031 | 1 211 833.1 | 1 214 862.9 |
| Wear and tear | 032 | 875 170.7 | 900 386.0 |
| Long-term financial investments: | | | |
| accounted by the method of share in the capital of other entities | 040 | - | - |
| other financial investments | 045 | - | - |
| Long-term accounts receivable | 050 | 41600.0 | - |
| Deferred tax assets | 060 | - | - |
| Other non-circulating assets | 070 | - | - |
| **Total, by the section 1** | **080** | **400 885.0** | **328 078.6** |
| **II. Circulating assets** | | | |
| Stocks : | | | |
| Production stocks | 100 | 22 636.8 | 23 483.9 |
| Animals being raised and fed | 110 | 623.1 | 468.0 |
| Production in progress | 120 | 2 157.6 | 7 033.6 |
| Finished products | 130 | 8 197.1 | 55 096.8 |
| Goods | 140 | 35 996.6 | 23 336.6 |
| Bills received | 150 | 16 400.6 | 121 077.9 |
| Accounts receivable for goods, works, services: | | | |
| net sales cost | 160 | 380 041.5 | 301 371.7 |
| initial cost | 161 | 430 426.0 | 345 404.5 |
| bad debt reserve | 162 | 50 384.5 | 44 032.8 |
| Accounts receivable by settlements: | | | |
| with budget | 170 | 43 272.4 | 18 546.7 |
| on advances given | 180 | 182 536.7 | 246 478.4 |
| On accrued incomes | 190 | - | - |
| On internal settlements | 200 | - | - |
| Other current accounts receivable | 210 | 4 232.2 | 4 188.7 |
| Current financial investments | 220 | - | - |
| Money resources and their equivalents: | | | |
| in the national currency | 230 | 101,2 | 1 821.3 |
| in the foreign currency | 240 | 52.0 | 37.9 |
| Other circulating assets | 250 | 6 426.3 | 7 773.6 |
| **Total by section II** | **260** | **702 674.1** | **810 715.1** |
| **III. Deferrals** | **270** | **45.9** | **14.5** |
| **Balance** | **280** | **1 103 605.0** | **1 138 808.2** |

| LIABILITIES | Code of line | As of the beginning of reporting period | As of the end of reporting period |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| **I. Equity capital** | | | |
| Authorized capital stock | 300 | 368 000.0 | 552 100.3 |
| Share capital | 310 | - | - |
| Additional laid-down capital | 320 | - | - |
| Other additional capital | 330 | 389 546.0 | 389 484.0 |
| Capital reserves | 340 | 16 867.0 | 17 079.5 |
| Retained income (outstanding loss) | 350 | 61 789.8 | 80 020.0 |
| Unpaid capital | 360 | - | - |
| Withdrawn capital | 370 | - | - |
| **Total by section I** | **380** | **836 202.8** | **1 038 683.8** |
| **II. Provision of future costs and payments** | | | |
| Payments to the staff | 400 | - | 3 533.9 |
| Other provisions | 410 | - | - |
| | 415 | - | - |
| Target financing | 420 | - | - |
| **Total by section II** | **430** | - | 3 533.9 |
| **III. Long-term liabilities** | | | |
| Long-term credits of the banks | 440 | - | - |
| Other long-term financial liabilities | 450 | - | - |
| Deferred tax liabilities | 460 | 18 677.5 | 17 610.7 |
| Other long-term liabilities | 470 | - | - |
| **Total by section III** | **480** | **18 677.5** | **17 610.7** |
| **IV. Current liabilities** | | | |
| Short-term bank loans | 500 | 41 600.0 | - |
| Current indebtedness by long-term liabilities | 510 | 4 287.0 | 4 287.0 |
| Bills issued | 520 | 69 089.3 | 11 010.2 |
| Accounts payable for goods, works, services | 530 | 39 930.3 | 10 258.0 |
| Current liabilities by settlements: | | | |
| on advances given | 540 | 153.0 | 7 393.1 |
| with budget | 550 | 3 063.9 | 2 212.2 |
| on off-budget payments | 560 | - | - |
| on insurance | 570 | 1 188.9 | 781.9 |
| on labor payment | 580 | 3 034.2 | 1 902.6 |
| with participants | 590 | - | - |
| by internal settlements | 600 | - | - |
| Other current liabilities | 610 | 86 226.9 | 40 941.3 |
| **Total by the section IV** | 620 | 248 573.5 | 78 786.3 |
| **V. Deferred incomes** | 630 | 151.2 | 193.5 |
| **BALANCE** | **640** | **1 103 605.0** | **1138 808.2** |

Director (signature)

Chief Accountant (signature)

(Seal)

*Appendix 2 to Audit report*

| | | CODES | | |
|---|---|---|---|---|
| | Date/year, month, date/ | | | 01 |
| Enterprise : Ordzhonikidze Ore Mining and Processing Enterprise OJSC | by EDRPOU | 00190928 | | |
| Territory : town of Ordzhonikidze | by KOATUU | 1212100000 | | |
| State management body | by SPODU | 7034 | | |
| Branch: mineral resource industry | by ZKGNG | 12112 | | |
| Kind of economic activity: industrial activity | by KVED | 13.20.2 | | |
| Measurement unit: thous UAH | Check sum | | | |

General Director *(signature)* V. V. Galasiuk

Auditor *(signature)* O. O. Konovalova

(Seal of "COWPERWOOD" Ltd.)

## Report on Financial Results
## for the year 2003

Form No.2 Code by DKUD 1801003

### 1. FINANCIAL RESULTS

| Item | Code of line | For reporting period | For previous period |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Income (proceeds) from sale of products (goods, works, services) | 010 | 442 546.90 | 654 368.90 |
| Value-added tax | 015 | 36 789.60 | 108 201.10 |
| Excise tax | 020 | - | - |
| | 025 | - | - |
| Other deductions from income | 030 | - | - |
| Net income (proceeds) from sale of products (goods, works, services) | 035 | 405 787.30 | 546 167.80 |
| Prime cost of the products (goods, works, services) sold | 040 | 353 023.30 | 497 294.10 |
| *Gross:* | | | |
| profit | 050 | 52 734.00 | 48 873.70 |
| loss | 055 | - | - |
| Other operating incomes | 060 | 307 568.40 | 102 828.00 |
| Administrative costs | 070 | 22 419.00 | 17 353.40 |
| Sales costs | 080 | 6 387.30 | 4 636.80 |
| Other operating costs | 090 | 299 788.90 | 102 857.50 |
| *Financial results from operating activity:* | | | |
| profit | 100 | 31 707.20 | 26 854.00 |
| loss | 105 | - | - |
| Profit from share in capital | 110 | - | - |
| Other financial incomes | 120 | - | - |
| Other incomes | 130 | 1 812.20 | 385.20 |
| Financial costs | 140 | 4 645.20 | 1 902.50 |
| Losses from share in capital | 150 | - | - |
| Other costs | 160 | 11 498.30 | 636.30 |
| *Financial results from routine activity prior to taxation:* | | | |
| profit | 170 | 17 375.90 | 24 700.40 |
| loss | 175 | - | - |
| Tax on profit from routine activity | 180 | - | 16 851.10 |
| Financial results from routine activity: | 185 | 1 066.80 | |
| profit | 190 | 18 442.70 | 7 849.30 |
| loss | 195 | - | - |
| Extraordinary: | | | |
| incomes | 200 | - | - |
| costs | 205 | - | 18.00 |
| Taxes on extraordinary profit | 210 | - | - |
| Net: | | | |
| profit | 220 | 18 442.70 | 7 831.30 |
| loss | 225 | - | - |

## II. ELEMENTS OF OPERATING COSTS

| Item | Code of line | For reporting period | For previous period |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Material costs | 230 | 100 689.50 | 113427.20 |
| Costs for remuneration of labor | 240 | 58 064.90 | 51448.20 |
| Deductions for social measures | 250 | 21 073.40 | 18955.30 |
| Depreciation | 260 | 36 189.50 | 29272.20 |
| Other operating costs | 270 | 17 630.00 | 18468.40 |
| Total | 280 | 233 647.30 | 231571.30 |

## III. CALCULATION OF INDICES OF SHARES PROFITABILITY

| Item | Code of line | For reporting period | For previous period |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Average annual quantity of ordinary shares | 300 | 1 984 454 534,00 | 1 472 000 000,00 |
| Adjusted average annual quantity of ordinary shares | 310 | 1 984 454 534,00 | 1 472 000 000,00 |
| Net profit (loss) due on one ordinary share | 320 | 0,0000929 | 0,000053 |
| Adjusted net profit (loss) due on one ordinary share | 330 | 0,0000929 | 0,000053 |
| Dividends per one ordinary share | 340 | - | - |

Director (signature)

Chief Accountant (signature)

(Seal)

It is hereby certified that the above is a true translation of the original document in the Russian and Ukrainian languages.
Head of Translations Department of Dnipropetrovs'k Chamber of Commerce and Industry

S.G. Bezkorovainiy